EXHIBIT (a)(1)(ii)

TO ALL ELIGIBLE EXCHANGE OPTION HOLDERS FROM IBIO, INC.

Attached please find an Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Lesser Number of Replacement Options Exercisable at a Lower Price, dated January 22, 2019 (the “Exchange Offer”). You are receiving this communication because you are eligible to participate in the Exchange Offer and exchange certain outstanding stock options for replacement stock options with modified terms, as described in the attached materials.

Please carefully read all of the attached materials before making any decision to participate in the Exchange Offer. The Exchange Offer expires at 5:00 P.M. Eastern Time on February 20, 2019, unless extended.

If you have any questions regarding the Exchange Offer or your options, please contact James Mullaney at (212) 246-8330 or by email at esop@ibioinc.com.